SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D–9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

MModal Inc.

(Name of Subject Company)

MModal Inc.

(Names of Person Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

60689B107

(CUSIP Number of Class of Securities)

Kathryn F. Twiddy

Chief Legal Officer

MModal Inc.

9009 Carothers Parkway

Franklin, TN 37067

(866) 295-4600

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

With copies to:

Daniel Clivner, Esq.

Simpson Thacher & Bartlett LLP

1999 Avenue of the Stars, 29th Floor

Los Angeles, CA 90067

(310) 407-7500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto or thereto, the “Schedule 14D-9”), originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by MModal Inc., a Delaware corporation (the “Company”), on July 17, 2012, relating to the cash tender offer by Legend Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned direct subsidiary of Legend Parent, Inc., a Delaware corporation (“Parent”). Parent is controlled by One Equity Partners V, L.P., a Cayman Islands exempted limited partnership (“OEP V”), as disclosed in the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on July 17, 2012 (as amended or supplemented from time to time, the “Schedule TO”). The Schedule TO relates to Purchaser’s offer to purchase all of the outstanding shares of Common Stock at a purchase price of $14.00 per share (the “Offer Price”), net to the seller thereof in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 17, 2012 (the “Offer to Purchase”), and the related letter of transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitutes the “Offer”). The Offer to Purchase and Letter of Transmittal were filed with the SEC on July 17, 2012 as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-9 and are incorporated herein by reference.

Except as otherwise set forth below, the information set forth in the original Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

The table included under the sixth paragraph of “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between the Company and its Directors, Executive Officers and Affiliates—Effect of the Offer and the Merger on Shares of Common Stock, Stock Options, Restricted Stock and Restricted Stock Units held by Directors, Executive Officers and Affiliates” of the Schedule 14D-9 is hereby amended and restated in its entirety, for the sole purpose of listing Mr. Kumar, who resigned from his position as an executive officer of the Company on July 1, 2012 and was inadvertently listed under “Executive Officers” in the original Schedule 14D-9, under “Directors (other than Mr. Davenport),” as follows:

Name	Vested Stock Options ($)	Unvested Stock Options ($)	Vested Restricted Stock Units ($)	Unvested Restricted Stock Units and Restricted Stock ($)	Total Equity Award Cancellation Payment ($)
Directors (other than Mr. Davenport)
Frank Baker	—	—	—	—	—
Peter Berger	—	—	—	—	—
Robert J. Greczyn Jr.	—	—	—	74,060	74,060
Jeffrey Hendren	—	—	—	—	—
V. Raman Kumar	11,493,007	—	—	—	11,493,007
Kenneth J. McLachlan	—	—	—	74,060	74,060
James P. Nolan	—	—	—	74,060	74,060
Colin J. O’Brien	—	—	—	69,132	69,132
Andrew E. Vogel	—	—	—	74,060	74,060
Henry Wolf	—	—	—	59,276	59,276

Name	Vested Stock Options ($)	Unvested Stock Options ($)	Vested Restricted Stock Units ($)	Unvested Restricted Stock Units and Restricted Stock ($)	Total Equity Award Cancellation Payment ($)
Executive Officers
Roger L. Davenport	—	—	—	7,117,068	7,117,068
Michael Finke	—	—	—	2,956,450	2,956,450
William J. Donovan	—	—	—	277,214	277,214
Michael F. Clark	—	—	—	1,872,668	1,872,668
Randy A. Drawas	—	—	—	377,426	377,426
Juergen Fritsch	—	—	—	1,225,378	1,225,378
Matthew Jenkins	—	—	—	297,234	297,234
Detlef Koll	—	—	—	1,773,870	1,773,870
Ronald L. Scarboro	—	—	—	1,021,902	1,021,902
Amy D. Amick	—	—	—	566,146	566,146
Michael E. Raymer	—	—	—	377,426	377,426
Albert Musciano	—	—	—	200,004	200,004
Kathryn F. Twiddy	—	—	—	200,004	200,004

“Item 3. Past Contacts, Transactions, Negotiations and Agreements—Employment Agreements and Offer Letters—Severance Benefits—Messrs. Finke, Kumar, Fritsch and Koll” is hereby amended and restated in its entirety, for the sole purpose of removing references to Mr. Kumar and his employment agreement, which terminated on July 1, 2012 (other than certain provisions surviving the termination thereof), as follows:

“Messrs. Finke, Fritsch and Koll

In the event of an involuntary termination of the executive officer’s employment by the Company without Cause (as defined in the applicable employment agreement) or a resignation by the executive officer for Good Reason (as defined in the applicable employment agreement), subject to the executive officer’s timely execution of a general waiver and release of claims and continued compliance with restrictive covenants, Messrs. Finke, Fritsch and Koll would be entitled to the following payments and benefits:

•	a pro-rated annual bonus for the year of termination (based on actual performance); and

•	continued payment of the executive officer’s annual base salary for 12 months following the date of termination.”

Item 8.	Additional Information

“Item 8. Additional Information—Antitrust Laws” of the Schedule 14D-9 is hereby amended and supplemented by replacing the first and second paragraphs thereof with the following new paragraph:

Parent and the Company filed Premerger Notification and Report Forms with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) relating to Parent’s proposed acquisition of the Company on July 16, 2012 and July 17, 2012, respectively. On July 20, 2012, the Company was informed by the FTC that early termination of the waiting period applicable to the Offer and the Merger was granted effective as of July 20, 2012. As a result, the applicable conditions to the Offer and the Merger with respect to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), have been satisfied.”

Item 9.	Materials to Be Filed as Exhibits

“Item 9. Materials to Be Filed as Exhibits” of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit after Exhibit (a)(16) thereof:

Exhibit No.	Document

(a)(17)	Joint Press Release issued by the Company and One Equity Partners on July 24, 2012 (incorporated by reference to Exhibit (a)(1)(I) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

MMODAL INC.

Date: July 24, 2012	By:	/s/ Kathryn F. Twiddy
	Name:	Kathryn F. Twiddy
	Title:	Chief Legal Officer

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